September 18, 2019
Cushing Mutual Funds Trust
300 Crescent Court, Suite 1700
Dallas, Texas 75201

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the temporary fee waiver by Cushing Asset Management, LP (the "Adviser") with respect to the advisory fees received in connection with the management of The Cushing NextGen Infrastructure Fund (“Infrastructure”) and The Cushing Small Cap Growth Fund, each a series of Cushing Mutual Funds Trust (the "Trust") (each a “Fund,” and collectively, the “Funds”).

The Trust and the Adviser have entered into an Investment Management Agreement, effective with respect to Infrastructure as of September 12, 2017 (the "Management Agreement"). Pursuant to the Management Agreement, Infrastructure pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to the average daily value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the "Advisory Fee") in the amount set forth in Appendix A, hereto.

1.    Advisory Fee Waiver. The Adviser has agreed to waive temporarily a portion of the Advisory Fee payable to the Adviser so Infrastructure’s operating expenses (including the management fee, but exclusive of any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed the applicable amount set forth in Appendix A hereto (the "Expense Limitation") for Infrastructure's Class A Shares and Class I Shares.

2.    Expenses Reimbursement. In addition to any Advisory Fee waivers, the Adviser may, in its discretion, reimburse Infrastructure for certain operating expenses so that the Expense Limitation is not exceeded.

3.    Recoupment. Amounts waived or reimbursed by the Adviser are subject to possible recoupment from Infrastructure in future years on a rolling three year basis (within the three years after the date such portion of the Advisory Fee has been waived or such expenses were reimbursed) if such recoupment can be achieved without exceeding the Expense Limitation in effect at the time of waiver or recoupment.

4.    Term and Termination. This Agreement shall become effective on September 19, 2019 and shall continue for an initial term ending March 31, 2021. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com

5.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

Very truly yours,

CUSHING ASSET MANAGEMENT, LP

By: _/s/ Jerry V. Swank_______
Name:    Jerry V. Swank
Title:    Managing Partner

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com

Appendix A

Fund                        Annual Management Fee    Expense Limitation

Cushing NextGen Infrastructure Fund (Class A)    0.85%                1.50%
Cushing NextGen Infrastructure Fund (Class I)    0.85%                1.25%

Cushing Small Cap Growth Fund (Class A)        0.80%                1.35%
Cushing Small Cap Growth Fund (Class I)        0.80%                1.10%

300 Crescent Court, Suite 1700, Dallas, TX 75201 (214) 692-6334 (phone) • 214 219-2353 (fax) www.cushingasset.com•info@cushingasset.com